May 14, 2015

BY HAND AND EDGAR

Jay Ingram Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC

Amendment No. 5 to Registration Statement on Form S-1

Filed May 4, 2015

File No. 333-193182

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company”), enclosed is a copy of Amendment No. 7 (the “Amendment”) in respect of the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the submission of the Registration Statement filed with the Commission on May 4, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letters of May 11, 2015 and May 13, 2015 (the “Comment Letter”). The Amendment also includes changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments of the Staff. The paragraph numbers of this letter correspond to the paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

1.	We note on page 2 that you project to pay a distribution of $0.33 per share in the second quarter of 2015 and that you expect the distribution to range between 50% and 60% of Funds Available for Distribution (FAD). We further note on page 11 that you estimated FAD for the three months ended March 31, 2015 to range between $13,400 and $14,000. Please provide additional qualitative and quantitative disclosures that allow an investor to form a complete assessment of the prospects for future distributions. For example, we understand that there is no legally binding provision that restricts your ability to make any cash transactions based on FAD. Consequently, your actual ability to make distributions to shareholders is based on the amount of cash available for that purpose. In 2014, it is clear from page F-9 that your cash distributions to members would not have been possible absent the $0.7 billion 2014 debt and equity financing, so that fact should be disclosed in order for the contextual disclosure to be complete. Also, include an analysis of any overage or shortfall between FAD on a historical basis and the projected distribution of $0.33 per share. To the extent you have not historically demonstrated the ability to generate sufficient FAD to support the projected distribution, expand your disclosure to highlight: (i) this fact; (ii) uncertainties in your ability to generate sufficient FAD in the future; and (iii) the potential sources of cash to fund any future shortfalls.

The Company has revised its disclosure on pages 2-3, 8-9, 10-11, 27, 62, 112 and 118 in response to the Staff’s comment.

The revised disclosure on pages 2-3 and 112 is as follows:

We view FTAI as a total return investment comprised of current yield and consistent dividend growth. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “Dividend Policy.” For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the continued performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may be funded with the proceeds from further equity and debt financings. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a further discussion of FAD, including its potential

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

limitations as a liquidity measure. We currently target an annual growth rate of at least 10% for our regular dividends. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deems relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject, see “—Dividend Policy.” For more information regarding our organizational structure following the consummation of this offering, see “—Our Organizational Structure.”

The revised disclosure on pages 8-9 and 118 is as follows:

We Plan to Pay and Grow Our Dividends—We view FTAI as a total return investment comprised of current yield and consistent dividend growth. Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” for a further discussion of FAD, including its potential limitations as a liquidity measure. We intend to continue paying regular quarterly dividends to our shareholders from funds available for distribution, and we currently target an annual growth rate of at least 10% for our regular dividends. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. Our ability to pay dividends will also be subject to certain risks and limitations. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “—Our Organizational Structure” for information regarding our organization structure following the consummation of this offering and “Dividend Policy.”

The disclosure on pages 10-11 has been updated to include the following new disclosure:

Funds Available for Distributions

Funds Available for Distribution (“FAD”) is not a financial measure prepared in accordance with GAAP. The Company uses FAD in evaluating its ability to meet its stated dividend policy as described in the prospectus. The Company believes that FAD will be a useful metric for investors and analysts for similar purposes. However, as described below, FAD is subject to a number of limitations and assumptions and there can be no assurance that the Company will generate FAD sufficient to meet its intended dividends. The GAAP measure most directly comparable to FAD is net cash (used in) provided by operating activities.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

Definition

The Company defines FAD as:

•	cash from operating activities

•	plus:

•	principal collections on finances leases,

•	proceeds from the sale of assets, and

•	return of capital distributions from unconsolidated entities,

•	less:

•	payments on debt, and

•	capital distributions to non-controlling interests, and

•	excluding changes in working capital.

	Three Months Ended
	March 31, 2015
	Low	High
	(Unaudited)
	Range (amounts in thousands except for
	share and per share data)
Cash from Operating Activities	$5,750	$6,750
Add: Principal Collections on Finance Leases	2,750	3,100
Add: Proceeds from the Sale of Assets	100	150
Add: Return of Capital Distributions from Unconsolidated Entities	875	975
Less: Payments on Debt	(3,750)	(4,750)
Less: Capital Distributions to Non-Controlling Interests	—	(200)
Exclude: Changes in Working Capital	7,675	8,375

Funds Available for Distribution (FAD) (1)	$13,400	$14,400

Unaudited FAD per share, basic and diluted, as adjusted for the Distribution	0.25	0.27
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Distribution	53,502,873	53,502,873

(1)	Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

For the quarter ended March 31, 2015, capital distributions to members were approximately $24 million. Our preliminary estimates of the corresponding GAAP operating, investing and financing measures are as follows:

	Three Months Ended March 31, 2015
	Low	High
	(Unaudited) Range
	(in thousands)
Cash from operating activities	$5,750	$6,750
Cash from investing activities	(36,150)	(35,150)
Cash from financing activities	44,125	45,125

We have provided ranges, rather than specific amounts, for the preliminary results described above primarily because our financial closing procedures for the three months ended March 31, 2015 are not yet complete and, as a result our final results upon completion of our closing procedures may vary from the preliminary estimates. These estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements. Additional items that may require material adjustments to the preliminary financial information may be identified. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies,” “Risk Factors—Risks Relating to Our Business” and “Forward-Looking Statements.”

PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Limitations

FAD has material limitations as a liquidity measure of the Company because such measure excludes items that are required elements of the Company’s net cash (used in) provided by operating activities as described below. You should not consider FAD in isolation or as a substitute for analysis of the Company’s results of operations under GAAP and it is not the only metric that you should consider when evaluating the Company’s ability to meet its stated dividend policy. Specifically:

•	FAD does not include equity capital called from the Company’s existing limited partners, proceeds from this offering, proceeds from any debt issuance or future equity offering, historical cash and cash equivalents and expected investments in the Company’s operations.

•	FAD does not give pro forma effect to prior acquisitions, certain of which cannot be quantified.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

•	While FAD reflects the cash inflows from the sale of certain assets, FAD does not reflect the cash outflows to acquire the assets as the Company relies on alternative sources of liquidity to fund such purchases.

•	FAD does not reflect expenditures related to capital expenditures, acquisitions and other investments as the Company has multiple sources of liquidity and intends to fund these expenditures with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity.

•	FAD does not reflect any maintenance capital expenditures necessary to maintain the same level of cash generation from our capital investments.

•	FAD does not reflect changes in working capital balances as management believes that changes in working capital are primarily driven by short term timing differences which are not meaningful to the Company’s distribution decisions.

•	Management has significant discretion to make distributions and the Company is not bound by any contractual provision that requires it to use cash for distributions.

If such factors were included in FAD, there can be no assurance that the results would be consistent with the Company’s presentation of FAD. For example, the Company’s 2014 acquisitions of Jefferson Terminal and CMQR in our Infrastructure business would have had a negative impact on 2014 FAD, as both generated negative operating results, had such acquisitions been consummated at the beginning of the year.

Intended Second Quarter Dividend Critical Assumptions

For the second quarter of 2015, the Company intends to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. The Company has historically not generated sufficient funds available for distribution to support this payout amount and there can be no assurance that the Company will be able to meet its goals.

The shortfall between our historical funds available for distribution and our intended second quarter dividend of $0.33 per share primarily relates to fewer owned assets in our Equipment Leasing Business and negative operating performance in our Infrastructure Business during the historical periods presented below.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

Historical FAD per share
Three Months Ended March 31, 2015	2014 Quarterly Average	2013 Quarterly Average
0.25 to 0.27(1)	0.21(1)	0.26(1)

(1)	Per share amount calculated using unaudited weighted average shares outstanding, as adjusted for the Distribution, of 53,502,873

In addition to the factors outlined above, the Company’s ability to pay this dividend is subject to certain critical assumptions, including:

•	Existing investments in our Equipment Leasing Business continue to generate returns generally consistent with prior performance.

•	Improved performance in our Infrastructure Business, including Jefferson Terminal and CMQR.

•	An increase in FAD versus historical amounts and our ability to generate FAD consistent with our intended payout. In prior periods we have generated FAD less than our projections and funded shortfalls in part with proceeds from equity and debt financings.

•	The continued availability of alternative sources of liquidity.

The disclosure on page 27 has been updated to include the following new disclosure:

We intend to pay regular quarterly dividends to holders of our common shares out of assets legally available for this purpose. Dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business, including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

may potentially be funded with further equity and debt financings. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. See “Dividend Policy.”

The disclosure on page 62 has been updated to include the following new disclosure:

Since inception through March 31, 2015, we have made a total of fourteen regular quarterly capital distributions which have been characterized as returns of capital to our investors that have grown consistently over time. We currently intend to pay regular quarterly dividends and to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. For the second quarter of 2015, we intend to pay a dividend of $0.33 per share, which will be pro-rated for the period from the consummation of this offering to the end of the quarter and paid in the third quarter of 2015. We have historically not generated sufficient funds available for distribution to support this payout amount and our ability to do so is subject to certain uncertainties including the performance of our existing Equipment Leasing Business as well as the improvement in the operating performance of our Infrastructure Business including Jefferson Terminal and CMQR. Furthermore, some of our prior distributions to our investors would not have been possible without proceeds from equity and debt financings. Any shortfalls in the future may potentially be funded with further equity and debt financings. Our dividends will be authorized by our board of directors and declared by us based on a number of factors including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements to which they are subject. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations” for a discussion of the restrictions on distributions contained in such financing agreements. For more information regarding our organizational structure following the consummation of this offering, see “Prospectus Summary—Our Organizational Structure.” In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively, subject to certain adjustments. See “Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations” for a description of the terms of such arrangements. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior dividends, if at all.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

2.	In the “Dividends” and “Dividend Policy” sections on pages 2, 26, and 61, you state that “Since inception through March 31, 2015, we have made a total of fourteen regular quarterly distributions to our investors that have grown consistently over time.” We note that in every period since inception, the amounts of your structured member distributions have been substantially less than the amounts of member capital contributions. Further, in both 2013 and 2014 the member distributions have far exceeded your net income attributable to members. Consequently, it appears that these distributions are characteristic of returns of capital. Please revise your disclosure to clarify that the 2013 and 2014 distributions were capital distributions and not dividends, consistent with the presentation on page F-7.

The Company acknowledges the Staff’s comment and has added the disclosure on pages 2-3, 27 and 62 described under the Company’s response to the Staff’s comment 1.

3.	We note on page 91 you provided FAD for 2014 and 2013, and the FAD for 2014 does not give effect to significant acquisitions made in 2014. Please tell us how the presentation of FAD without having given effect to the acquisitions is meaningful to investors in evaluating your ability to make the projected distributions.

The Company acknowledges the Staff’s comment and has added the disclosure on pages 10-11 and pages 91-92 described under the Company’s response to the Staff’s comment 1.

4.	We note that you include cash inflows from sales of assets in FAD. Please disclose the limitation to FAD that it does not capture cash outflows to acquire the assets in the first place.

The Company acknowledges the Staff’s comment and has added the disclosure on pages 10-11 and pages 91-92 described under the Company’s response to the Staff’s comment 1.

5.	We note from your response to comment 2 of our letter dated May 11, 2015, that the Company’s historical liquidity requirements for capital expenditures and acquisitions are unrelated to FAD. Please expand your description of the limitations of FAD to include this fact.

The Company acknowledges the Staff’s comment and has added the disclosure on pages 10-11 and pages 91-92 described under the Company’s response to the Staff’s comment 1.

6.	We note your calculation of FAD does not include any reductions for maintenance capital expenditures necessary to maintain the same level of cash generation from your capital investments. Please expand your description of the limitations of FAD to include this fact, or explain to us why such disclosure is not necessary.

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

The Company acknowledges the Staff’s comment and has added the disclosure on pages 10-11 and pages 91-92described under the Company’s response to the Staff’s comment 1.

7.	We note on page 53 that your ability to receive distributions from your subsidiaries is restricted by a covenant within the Morgan Stanley Credit Agreement. Please expand your disclosure to explain in greater detail this covenant and how it creates uncertainties in the ability to pay distributions to your shareholders. Address also the other debt covenants restricting distributions that you reference on page 91. In addition, tell us how you considered the disclosures required by Rule 4-08(e)(3) and Rule 5-04 Schedule I of Regulation S-X.

The Company has revised its disclosure on pages 54, 62, 91-92 and 94 in response to the Staff’s comment to specifically address how the restrictive covenants in the Jefferson Terminal Credit Agreement and the Series 2012 Bonds affect its ability to pay distributions to shareholders.

The revised disclosure on page 54 related to the Jefferson Terminal Credit Agreement is as follows:

While we currently intend to pay regular quarterly dividends to our shareholders, we may change our dividend policy at any time. The declaration and payment of dividends to holders of our common shares will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including actual results of operations, liquidity and financial condition, restrictions imposed by applicable law, our taxable income, our operating expenses and other factors our board of directors deem relevant. We currently intend to maintain a payout ratio of between 50-60% of funds available for distribution, with remaining amounts used primarily to fund our future acquisitions and opportunities. As a public company, there can be no assurance that we will pay dividends in amounts or on a basis consistent with prior distributions to our investors, if at all. See “Dividend Policy.” Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries and our ability to receive distributions from our subsidiaries may be limited by the financing agreements. For example, the Jefferson Terminal Credit Agreement (as herein defined) contains a covenant that limits its ability to pay dividends to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt Obligations” for a discussion of the restrictions on distributions contained in the Jefferson Terminal Credit Agreement. In addition, pursuant to the Partnership Agreement, the General Partner will be entitled to receive incentive allocations before any amounts are distributed by the Company based both on our consolidated net income and capital gains income in each fiscal quarter and for each fiscal year, respectively. See “Our Manager and Management Agreement and Other Compensation Arrangements—Other Incentive Allocations.”

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

The Company has revised the disclosure on page 62 related to the Jefferson Terminal Credit Agreement as described under the Company’s response to the Staff’s comment 1.

The company has added the following disclosure on page 92 “under Liquidity”:

For the years ended December 31, 2014 and 2013, capital distributions to members were approximately $76.0 million and $39.6 million, respectively.

The Company has added the following disclosure on page 94 under “Jefferson Terminal Credit Agreement”:

The Jefferson Terminal Credit Agreement contains a restricted payment covenant that restricts the Jefferson parties to the agreement and their subsidiaries from making distributions to us unless (a) the Jefferson Group Members (as defined in such agreement) would, on a pro forma basis after giving effect to such restricted payment, have a total debt leverage ratio of not more than 2.50 to 1.00 and (b) such distributions do not exceed $10 million in any calendar year or $25 million in the aggregate during the term of the Jefferson Terminal Credit Agreement. This restriction is subject to a number of other exceptions, including, among others, an exception for (a) issuances of equity to management not in excess of $2 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years), (b) exceptions for activities otherwise permitted by the Jefferson Terminal Credit Agreement, to the extent such activities constitute a restricted payment, (c) exceptions for payments made with respect to (i) operating costs and expenses of FTAI Energy Partners LLC incurred in the ordinary course of business, other corporate overhead costs and expenses of FTAI Energy Partners LLC, (ii) taxes, (iii) permitted tax distributions, (iv) financing for certain permitted investments, (v) salary, bonus and other benefits payable to officers and employees of parent and any other director or indirect parent company of Jefferson Gulf Coast Energy Holdings LLC to the extent related to the ownership or operation of Jefferson Gulf Coast Energy Holdings LLC, and (vi) fees and expenses related to any unsuccessful equity or debt offering by Parent that is directly attributable to the operations of Jefferson Gulf Coast Energy Holdings LLC, Jefferson Gulf Coast Energy Partners LLC or their subsidiaries. As a result of these restrictions, Jefferson Gulf Coast Energy Partners LLC may only make limited distributions to us, if any, which in turn limits the availability of cash from Jefferson that we may use to make distributions to our shareholders.

The Company has added the following disclosure on page 94 under “Series 2012 Bonds”:

On August 1, 2012, Jefferson County Industrial Development Corporation issued $46.9 million of its Series 2012 Bonds to specifically fund construction and operation of an intermodal transfer facility for crude oil and refined petroleum products. The proceeds of this issuance were loaned to Jefferson Terminal, to be held in trust as restricted cash, to ensure adherence to the restrictions of the use of the funds. Use of the proceeds requires

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

approval from a trustee prior to release of funds. Such restricted cash may only be released to us after payment of applicable reserves, including a six-month interest reserve, and expenses, as determined by the trustee.

In addition, the Company respectfully advises the Staff that the restricted net assets as defined under 4-08(e)(3) of Regulation S-X of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together did not exceed 25 percent of the Company’s consolidated net assets as of December 31, 2014. Accordingly, the disclosure required by Rule 4-08(e)(3) of Regulation S-X and Rule 5-04 Schedule I of Regulation S-X is not applicable. The Company’s credit agreement contains limitations on the amount of net assets that our subsidiaries can distribute to the Company; however, the net assets of such subsidiaries that contain these restrictions do not exceed the limits requiring the disclosures stipulated under Rule 4.08 (e)(3) of Regulation S-X.

8.	Please expand your disclosure on page 2 to fully explain the $140 million “Contracted Cash Flow.” Clarify further why this amount differs from the sum of the $29.1 million disclosed on page F-24 and the $62.6 million disclosed on page F-35. We may have further comment.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2 and 111 to delete the disclosure related to $140 million “Contracted Cash Flow.”

9.	Please expand your disclosure on page 10 to quantify your expected range of March 31, 2015, net income (loss). Presumably this information is available given that you have disclosed March 31, 2015, revenues and operating cash flow ranges.

The Company acknowledges the Staff’s comment and has expanded its disclosure on page 10 to quantify the Company’s expected range of net income and net income attributable to members for the three months ended March 31, 2015. The revised disclosure is as follows:

Preliminary Estimated Results for the Three Months Ended March 31, 2015. For the three months ended March 31, 2015, we expect to report total revenues in the range of $33.0 million to $35.0 million, comprised of Equipment Leasing revenues in the range of $22.5 million to $23.5 million and Infrastructure revenues in the range of $10.5 million to $11.5 million. For the three months ended March 31, 2015, we expect to report net income in the range of $1.4 million to $2.4 million, and net income attributable to members in the range of $5.0 million to $6.0 million. For the three months ended March 31, 2015, we expect to report Funds Available for Distribution (“FAD”) in the range of $13.4 million to $14.4 million.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

May 14, 2015

Please telephone the undersigned at (212) 735-3259 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,

Michael J. Zeidel

cc:	Leland Benton, Securities and Exchange Commission
Alfred Pavot, Securities and Exchange Commission
Tracie Towner, Securities and Exchange Commission
Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors LLC
Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP